FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

February 23, 2012

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on February 24, 2012 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Company announced on February 24, 2012, the closing of a brokered private placement financing (the “Offering”) in Canada, the United States and other offshore participants. Under the Offering, the Company issued 17,250,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$17,250,000. BlackRock, Inc. (“BlackRock”), an insider of the Company, through one of its investment advisory subsidiaries, subscribed for 2,000,000 common shares issued under the Offering.

The proceeds from the Offering are expected to be used for construction of the Company’s Lost Creek uranium project in Wyoming, for possible acquisitions and for general corporate purposes.

Dundee Securities Ltd., as sole bookrunner, and ROTH Capital Partners, LLC, acted as Agents for the Offering. The Offering included the exercise of an over-allotment option by the Agents for 2,250,000 Shares.

5.	Full Description of Material Change

The Company announced on February 24, 2012 the closing of a brokered private placement financing (the “Offering”). Under the Offering, the Company issued 17,250,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$17,250,000 to subscribers in Canada, the United States and other offshore jurisdictions. BlackRock, an insider of the Company, through one of its investment advisory subsidiaries, subscribed for 2,000,000 common shares issued under the Offering.

The proceeds from the Offering are expected to be used for construction of the Company’s Lost Creek uranium project in Wyoming, for possible acquisitions and for general corporate purposes.

Dundee Securities Ltd., as sole bookrunner, and ROTH Capital Partners, LLC, acted as Agents for the Offering. The Offering included the exercise of an over-allotment option by the Agents for 2,250,000 Shares.

A cash commission of 4.5% of the gross proceeds of the Offering was paid to the Agents. The Shares issued in the Offering are subject to a statutory hold period of four months and a day expiring on June 24, 2012. The Shares have not been registered in the United States under the Securities Act of 1933 (“Securities Act”) or applicable state securities laws, and are subject to the restrictions on resale as set forth in the Securities Act.

Related Party Transaction

Following the Offering, BlackRock holds approximately 16.75% of the issued and outstanding shares of the Company. Prior to the Offering, according to a Form 13-g/A filed in January 2012, BlackRock held 17.60% of the issued and outstanding shares of the Company. The participation of BlackRock in the Offering constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The board of directors of the Company determined that the transaction is exempt from the formal valuation requirements of MI 61-101, specifically under Section 5.5(a) which provides that at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeds 25% of the Company’s market capitalization. The Company has determined that an exemption is also available from the minority shareholder approval requirements using the corresponding exemption under Section 5.7(a) of MI 61-101. As of February 23, 2012, before giving effect to the Offering, there were 103,692,375 common shares of the Company issued and outstanding.

Approval of the board of directors of the Company, along with the audit committee, was obtained on February 20, 2012, after review of the agency agreement between the Company and the Agents, the subscription agreements and the Related Party Transaction. All of the directors voted for approval of the Related Party Transaction and there were no contrary views of any director. The board of directors of the Company, along with the audit committee, determined that the Offering, including the Related Party Transaction, was in the Company’s best interests. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the Offering. The shorter period was necessary in order to permit the Company to close the Offering in a timeframe consistent with usual market practice for transactions of this nature and to respond to the uncertainty in the equity capital markets given the current global economic conditions.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith

Chief Financial Officer and
Chief Administrative Officer

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

Telephone: (720) 981-4588

9.	Date of Report

March 1, 2012

Schedule A

Ur-Energy Closes Private Placement for C$17.25 Million

Littleton, Colorado (PR Newswire – February 24, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce that it has closed a brokered private placement financing pursuant to which the Company sold 17,250,000 common shares (the “Shares”) at a price of C$1.00 per Share for total gross proceeds of C$17,250,000 (the “Offering”). Dundee Securities Ltd., as sole bookrunner, and ROTH Capital Partners, LLC, acted as Agents for the Offering. The Offering included the exercise of an over-allotment option by the Agents for 2,250,000 Shares.

The net proceeds are expected to be used for construction of Ur-Energy’s Lost Creek uranium project in Wyoming, for possible acquisitions and for general corporate purposes.

Jeffrey Klenda, Chairman of the Company, stated, “This financing is an important component in Ur-Energy’s development strategy of bringing its Lost Creek project into production.  The financing allows us to continue to execute our business plan and demonstrates our ability to access the capital markets even in this challenging environment.”

Blackrock, Inc. (“Blackrock”), an insider of the Company, through one of its investment advisory subsidiaries, subscribed for 2,000,000 Shares issued under the Offering.  Following the Offering, Blackrock is expected to hold approximately 16.75% of the issued and outstanding shares of the Company.  The participation of Blackrock in the Offering constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the Offering, including Blackrock’s participation.  The material change report in respect of the transaction was not filed 21 days in advance of the closing of the Offering. The shorter period was necessary in order to permit the Corporation to close the Offering in a timeframe consistent with usual market practice for transactions of this nature and to respond to the uncertainty in the equity capital markets given the current global economic conditions.

A cash commission of 4.5% of the gross proceeds of the Offering was paid to the Agents. The Shares issued in the Offering are subject to a statutory hold period of four months and a day expiring on June 24, 2012. The Shares have not been registered in the United States under the Securities Act of 1933 (“Securities Act”) or applicable state securities laws, and are subject to the restrictions on resale as set forth in the Securities Act.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including the use of proceeds from the Offering, timetables and construction at Lost Creek and future possible acquisitions, and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.